

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

May 30, 2017

Xiaofan Wang
Chief Financial Officer and Executive Vice President
Ctrip.com International, Ltd.
968 Jin Zhong Road
Shanghai 200335
People's Republic of China

> **Re: Ctrip.com International, Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2016**
> **Filed April 13, 2017**
> **File No. 001-33853**

Dear Ms. Wang:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Operating and Financial Review and Prospects

Results of Operations

2016 Compared to 2015, page 52

1. Tell us how you considered disclosing the actual revenue, cost of revenue, and operating expense amounts by category contributed by Qunar to 2016 results in order to more clearly explain 2015-to-2016 variances. Refer to Section III. D. of SEC Release No. 33-6835 by way of Instruction 1 to Item 5 of Form 20-F.

Quantitative and Qualitative Disclosures About Market Risk

Foreign Exchange Risk, page 81

2.   Provide us a further explanation of the reason for the RMB558 million net foreign exchange losses recorded in 2016 given its significance in relation to 2016 net results and variance from the RMB13 million net foreign exchange gains recorded in 2015. Refer to ASC 830-20-50-3 and the requirements under Item 5.A.3. of Form 20-F.

Index to Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Principal Accounting Policies

Major Variable Interest Entities and their Subsidiaries

Share Pledge Agreements, page F-13

3.   Your disclosure here and on page 70 suggests that Hui Cao's and Hui Wang's equity pledges to Qunar Software of their respective equity interests in Qunar Beijing are still not registered with the relevant local State Administration for Industry and Commerce. In addition, your risk factor disclosure on page 18 states that as of April 29, 2016, the effectiveness of equity pledges would be denied if not registered with the Administration for Industry and Commerce. Provide the reason for the continued delay in registering these equity pledges and how this impacts your consideration of Qunar Beijing as a consolidated VIE.

Accrued Liability for Customer Reward Program, page F-23

4.   We note from your website that your rewards offered as Ctrip Points can be redeemed for C-Money+ and promotion codes, which can be used for bookings paid on Ctrip. For these and other reward program offerings please tell us why any such rewards are not accounted for as a reduction of the selling prices of your services and characterized as a reduction of revenue when recognized in your Consolidated Statements of Income(Loss) and Comprehensive Income (Loss). Please tell us how your accounting complies with ASC 605-50-45-1 to 3.

Dividends, page F-29

5.   When considering the requirements to provide disclosures under Regulation S-X Rule 4-08(e)(3) and separately a Schedule I under Rule 5-04(c), tell us how you considered other restrictions beyond statutory reserves that could be imposed by third parties, such as

foreign governments, on your subsidiaries' and VIEs' ability to loan, advance to, or dividend funds to the parent company. In this regard we refer you to your "Restrictions on currency exchange…" risk factor on page 23 in conjunction with the definition of restricted net assets in Rule 4-08(e)(3) and further guidance in SAB Topic 6K.2.

Recent Accounting Pronouncements, page F-30

6.   You indicate that you are working towards the implementation of Topic 606 and finalizing your determination of the impact that the adoption will have on your consolidated financial statements. Tell us the potential impact that this standard will have on your financial statements when adopted. In this regard, include a description of the effects of the accounting policies that you expect to apply, if determined, and a comparison to your current revenue recognition policies. Describe the status of your process to implement the new standard and the significant implementation matters yet to be addressed. In addition, to the extent that you determine the quantitative impact that adoption of Topic 606 is expected to have on your financial statements, please also provide such amounts. As part of your response, please include a draft of your related prospective disclosures. Refer to ASC 250-10-S99-6 and SAB Topic 11.M.

Note 8. Investments

Equity Method Investments, page F-36

7.   The RMB 566 million loss share recorded relative to your equity investment in E-dragon obtained in May 2016, as a result of the exchange of your eLong equity investment shares for E-dragon shares, appears greater than 20% of 2016 operating results and therefore a significant acquisition. Tell us how you considered Regulation S-X Rules 3-05, 3-09, and 11 relating to the provision of E-dragon financial statements and pro forma financial information as required.

Note 21. Commitments and Contingencies

Guarantee, page F-53

8.   Please tell us the nature, terms, conditions and financial statement classification of the deposits required by the Civil Aviation Administration of China, International Air Transport Association and local airline companies. In addition, explain why you do not believe that it is probable that you will be required to pay any amount under these guarantee arrangements. Explain why these deposits are characterized as "Off-balance-sheet-arrangements" on page 57.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Frank Knapp, Staff Accountant at (202) 551-3805 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Sr. Asst. Chief Accountant
Office of Information Technologies
and Services